May 2, 2022

Attention: Ms. Effie Simpson

Division of Corporation Finance

Securities and Exchange Commission

simpsone@sec.gov

File No: 000-30414

Subject: April 15, 2022 Letter Regarding December 31, 2021 Form 10-K

We have reviewed your comment letter, discussed the matter with the Company’s securities counsel and reviewed the release noted in the comment letter. Accordingly, we confirm that our future filings will have consistent conclusions for both disclosure controls and procedures and internal controls over financial reporting.

Please advise if there is any further information that the Company can provide and if the review has been cleared.

Thank you,

“Sidney Chan”

Sidney Chan

Chief Executive Officer

ALR Technologies Inc.